Exhibit 99.2

THE ASIAN POWERHOUSE IN GAMES & ENTERTAINMENT 1 FY26 Half - Year Financial Report January 2026

This presentation and any oral statements made in connection with this presentation shall neither constitute an offer to sell nor the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction . This communication is restricted by law ; it is not intended for distribution to, or use by any person in, any jurisdiction where such distribution or use would be contrary to local law or regulation . No Representations and Warranties This presentation is for informational purposes only and does not purport to contain all of the information that may be required to evaluate a possible investment decision with respect to GCL Global Holdings Ltd . (GCL) or any of its subsidiaries . The recipient agrees and acknowledges that this presentation is not intended to form the basis of any investment decision by the recipient and does not constitute financial investment, tax or legal advice . No representation or warranty, express or implied, is or will be given by GCL or any of their respective affiliates, directors, officers, employees or advisers or any other person as to the accuracy or completeness of the information (including as to the accuracy, completeness or reasonableness of statements, estimates, targets, projections, assumptions or judgments) in this presentation or in any other written, oral or other communications transmitted or otherwise made available to any party in the course of its evaluation of a possible transaction and no responsibility or liability whatsoever is accepted for the accuracy or sufficiency thereof or for any errors, omissions or misstatements, negligent or otherwise, relating thereto . The recipient also acknowledges and agrees that the information contained in this presentation is preliminary in nature and is subject to change, and any such changes may be material . GCL disclaims any duty to update the information contained in this presentation . Forward - looking statements This presentation includes “forward - looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 . GCL’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward - looking statements as predictions of future events . Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward - looking statements . These forward - looking statements include, without limitation, GCL’s expectations with respect to future performance . These forward - looking statements also involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results . Factors that may cause such differences include, but are not limited to : (1) our ability to distribute and publish new and “hit” game titles ; (2) success in developing and creating game IP ; (3) our ability to achieve the expected benefits of our recent acquisition of Ban Leong Technologies Limited and future acquisitions ; (4) our ability to grow and manage growth profitably, maintain relationships with consumers, resellers and game studios and retain key employees ; (5) success in our strategy to monetize game IP through transmedia ; (6) ability to develop a technology platform and diversify revenue streams ; (7) changes in the applicable laws or regulations ; (8) the possibility that GCL may be adversely affected by other economic, business, and/or competitive factors ; and (9) other risks and uncertainties that we have identified in our annual report on Form 20 - F filed with the U . S . Securities and Exchange Commission (the “SEC”) on July 31 , 2025 , and may identify from time to time in our filings with the SEC . GCL cautions that the foregoing list of factors is not exclusive and not to place undue reliance upon any forward - looking statements, including projections, which speak only as of the date made . GCL undertakes no obligation to and accepts no obligation to release publicly any updates or revisions to any forward - looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based . Industry, Market Data and Partnerships : In this presentation, GCL relies on and refers to certain information and statistics regarding the markets and industries in which GCL competes . Such information and statistics are based on management’s estimates and/or obtained from third - party sources, including reports by market research firms and company filings . While GCL believes that such third - party information is reliable, there can be no assurance as to the accuracy or completeness of the indicated information . GCL has not independently verified the accuracy or completeness of the information provided by the third - party sources . This presentation contains descriptions of certain key business partnerships with GCL . These descriptions are based on GCL management team’s discussion with such counterparties, certain non - binding written agreements and the latest available information and estimates as of the date of this presentation . These descriptions are subject to negotiation and execution of definitive agreements with certain of such counterparties which have not been completed as of the date of this presentation . Financial Information; Non - GAAP Financial Terms Certain financial information and data contained in this presentation is unaudited and does not conform to Regulation S - X . Accordingly, such information and data may not be included in, may be adjusted in or may be presented differently in, any proxy statement, registration statement, or prospectus to be filed by GCL with the SEC . Some of the financial information and data contained in this presentation, such as EBITDA is not measures prepared in accordance with United States generally accepted accounting principles (“GAAP”) . GCL believes that these non - GAAP measures of financial results provides useful information to management and investors regarding certain financial and business trends relating to GCL’s financial condition and results of operations and in comparing GCL’s financial measures with other similar companies, many of which present similar non - GAAP financial measures to investors . GCL management does not consider this non - GAAP measure in isolation or as an alternative to financial measures determined in accordance with GAAP . The principal limitation of this non - GAAP financial measure is that it excludes significant expenses and income that is required by GAAP to be recorded in GCL’s financial statements . In addition, it is subject to inherent limitations as it reflects the exercise of judgments by management about which expense and income items are excluded or included in determining this non - GAAP financial measures . In order to compensate for these limitations, management presents this measure (EBITDA) with the most closely related GAAP result (net income) . Trademarks This presentation contains trademarks, trade names and copyrights of GCL and other companies, which are the property of their respective owners . THE ASIAN POWERHOUSE IN GAMES & ENTERTAINMENT 2 Forward Looking Statements

Revenue US$’M +93.9% YoY 50.9 98.7 1HFY25 1HFY26 7.0 10.8 1HFY25 1HFY26 +54.5% YoY Results For First Half Fiscal Year 2026 Unaudited Consolidated Financial Results Gross Profit US$’M First Half FY2026 Highlights • Revenues of $98.7 million, up 93.9% from the prior year period • Gross Profit of $10.8 million, up 54.5% from the prior year period • Gross Margin of 11.0% compared to 13.8% in first half fiscal year 2025 • Net loss of $5.6 million, compared to net loss of $0.8 million in the same period last year • EBITDA loss of $2.7 million, compared to a gain of $0.7 million in first half fiscal year 2025. THE ASIAN POWERHOUSE IN GAMES & ENTERTAINMENT 3

Consumer electronics & gaming hardware group with more than 30 years of history as an authorized distributor for major brands. Key Ban Leong highlights: Distributes IT accessories, gaming components, smart (IOT) technology, and commercial products across Asia. Authorized distributor for over 50 well - known brands, including Razer, Nvidia, Samsung, Huawei, TP - Link, and LG. Multi - channel distribution strategy (e - commerce platforms, brick - and - mortar retailers, chain stores, & direct to corporate resellers & system integrators with operating service centers in Singapore, Malaysia, & Thailand providing support & repair services.) Major Brand Portfolio Completed the Acquisition of Ban Leong Technologies Limited 4

Available on PlayStation 5 and Nintendo Switch in Asia THE ASIAN POWERHOUSE IN GAMES & ENTERTAINMENT 5 5 Live - action interactive adventure expected to be available on PC in March 2026 Global mobile rights to Kingdom Under Fire: The Civil War

THE DEFIANT: OFFICIAL REVEAL TRAILER

Jan 28, 2026: 4Divinity & Hoothanes release an exclusive trailer of The Defiant on gaming channel IGN (20 mln subs). The Defiant - an upcoming story-driven, cinematic, single-player World War II-set first-person shooter that sees players take part in China's War of Resistance against Japan.

Trailer garnered 40K views in a day with comparisons to the game franchise "Call of Duty".

The Defiant brings the War of Resistance Against Japan to life for the first time in Hollywood-level storytelling with tactical FPS combat. Built in Unreal Engine 5 by a veteran film–game team, The Defiant aims to become a cultural landmark in China with a global appeal for players seeking fresh, authentic WWII experiences.

THE DEFIANT

The Defiant, a Story-Driven, Single-Player WWII FPS, Announced for PC and Consoles

A rare WWII video game set far away from Europe.


The Defiant: Official Reveal Trailer

https://sea.ign.com/the-defiant/237982/news/the-defiant-a-story-driven-single-player-wwii-fps-announced-for-pc-and-consoles

THE ASIAN POWERHOUSE IN GAMES & ENTERTAINMENT

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ADATA US$13M Strategic Investment Into 4Divinity On January 30, 2026, GCL announced that it’s publishing subsidiary, 4Divinity Pte. Ltd. has received an additional $10M strategic investment from ADATA Technology Co., Ltd., a world leader in memory and storage solutions, following ADATA’s initial investment of $3.0 million announced in December 2025. Parties have closed the investment at a valuation of $250 million for 4Divinity. The total investment of $13M to date provides 4Divinity with the capital to continue securing high - profile global game titles, enhancing its digital distribution infrastructure, and strengthening its position as a leading game publisher in the international market. X THE ASIAN POWERHOUSE IN GAMES & ENTERTAINMENT 7

AN POWERHOUSE IN GAMES & ENTERTAINMENT 8 Alliance - Star International GCL subsidiary 4Divinity signed a non - binding memorandum of understanding to acquire a 60% equity stake in Taiwan’s Alliance - Star International via a strategic share swap T H A E l l A i a S n I ce - Star International is the developer of the mobile game Kingdom Under Fire: The Civil War 8

THE ASIAN POWERHOUSE IN GAMES & ENTERTAINMENT 9

Balance Sheet Unaudited Condensed Consolidated Balance Sheet THE ASIAN POWERHOUSE IN GAMES & ENTERTAINMENT 10

Balance Sheet Unaudited Condensed Consolidated Balance Sheet THE ASIAN POWERHOUSE IN GAMES & ENTERTAINMENT 11

Income Statement Unaudited Condensed Consolidated Statements of Operations and Comprehensive Loss THE ASIAN POWERHOUSE IN GAMES & ENTERTAINMENT 12

EBITDA Non - GAAP Financial Measures For the years ended September 30, THE ASIAN POWERHOUSE IN GAMES & ENTERTAINMENT 13 For the Six Months Ended September 30, 2024 2025 US$ US$ ) (802,442 (5,552,158) Net loss 359,624 1,519,193 Interest expense, net (10,444) (221,072) Provision for income taxes 1,180,513 1,518,185 Depreciation and amortization expenses 727,251 (2,735,852) EBITDA